Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 25, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Alternative Strategies Mutual Fund (S000019056)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of June 10, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 189 to its registration statement, filed on behalf of its series, the Alternative Strategies Mutual Fund (the “Fund”).  PEA No. 189 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 29, 2010 for the purpose of conforming the Fund’s prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239 and 274.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.	Staff Comment: Please include a line item in the “Fees and Expenses of the Fund” table for “Total Other Expenses.”

Response:  The Trust has revised the Other Expenses line item to provide the total other expenses amount, and stating the components included in “Other Expenses” in a parenthetical to the caption, as allowed under Instruction 3(c)(iii) to Item 3 of Form N-1A.  The revised table is shown below:

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None
Redemption Fee (as a percentage of amount redeemed within 30 days of purchase)	2.00%	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.95%	1.95%
Distribution and Service (Rule 12b-1) Fees	0.25%	None
Other Expenses (including Dividends on Short Positions and Remainder of Other Expenses)	2.03%	2.00%
Acquired Fund Fees and Expenses (1)	0.17%	0.17%
Total Annual Fund Operating Expenses	4.40%	4.12%
Fee Waiver/Expense Reimbursement	-0.90%	-0.90%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(2)	3.50%	3.22%

Prospectus – Summary Section – Principal Investment Strategies

2.	Staff Comment: Please include disclosure in this section describing how the Fund’s investment adviser and sub-advisers select individual securities for purchase and sale.

Response:  The Trust responds by revising the statement immediately preceding the bullet point list of the types of investment strategies to read as follows:

“The Fund combines the attributes of alternative investment strategies with the shareholder features of a mutual fund.  The Advisor and Sub-Advisors determine whether to buy or sell an investment for the Fund’s portfolio by applying the following strategies:”

3.	Staff Comment: Please include an explanation of what is meant by the statement that the Fund may use investments to produce “leveraged” investment results.

Response:  The Trust responds by revising this statement to read as follows:

“The Fund uses derivative investments to increase the potential return on an investment, otherwise known as “leverage.”  The use of leverage generates returns that are more pronounced, both positively and negatively, than what would be generated on invested capital without leverage, thus changing small market movements into larger changes in the value of the investments.”

4.	Staff Comment: Please remove the statement that the Fund is an open-end investment company, as this is not appropriate discussion of investment strategy under Item 4 of Form N-1A.

Response:  The Trust responds by making the requested revision (please see the Trust’s response to Comment 2, above, for the revised disclosure).

5.	Staff Comment: Please include an explanation of what is meant by “long” and “short” investments.

Response:  The Trust responds by adding the following disclosure to this section:

“A long position is the purchase of an investment with the expectation that it will rise in value.  A short position is the sale of a borrowed investment with the expectation that it will decline in value.”

6.
Staff Comment:  With respect to the discussion of the Fund’s Market Neutral Strategies, please revise the following statements to meet the plain English requirements of Form N-1A: “Factor-based investment strategies include strategies in which the investment thesis is predicated on the systematic analysis of common relationships between securities.  Statistical arbitrage/trading strategies consist of strategies in which the investment thesis is predicated on exploiting pricing anomalies which may occur as a function of expected mean reversion inherent in security prices.”

Response:  The Trust responds by revising the applicable disclosure to read as follows:

Factor-based strategies are those which use fundamental data, such as price to earnings ratios and dividend yields, as their inputs to find securities that are either attractive or unattractive based upon these fundamental metrics, and which are typically paired as one long position and one short position in equal dollar amounts, so as to be market neutral when combined.  Statistical arbitrage/trading strategies are those which use statistical data, such as statistical measures of a security’s return and risk characteristics as their inputs instead of fundamental data to achieve the same dollar neutral strategy and objective.

7.
Staff Comment: With respect to the discussion of the Fund’s Event-Driven/Merger Arbitrage Strategies, please revise the following statement to meet the plain English requirements of Form N-1A: “Investment theses are typically predicated on fundamental characteristics (as opposed to quantitative), with the realization of the thesis predicated on a specific development exogenous to the existing capital structure.”

Response:  The Trust responds by revising the applicable disclosure to read as follows:

Investment themes are typically developed by the Sub-advisor on fundamental characteristics, such as attractive valuations relative to competition and, with the realization of the theme resulting from an event associated with the company or security such as announced mergers that are friendly but yet to be consummated.

8.
Staff Comment:  With respect to the discussion of the Fund’s International/Emerging Markets Strategies, please revise the following statement to meet the plain English requirements of Form N-1A: “Investments are selected with an intensive fundamental analysis that utilizes investment framework…”; please also articulate the specific factors that comprise this fundamental analysis.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

Investments are selected using fundamental analysis of factors such as earnings, cash flows, and valuations based upon them, and are diversified among the economic and industry sectors in the Morgan Stanley Capital International Europe, Australasia and Far East Index (“MSCI EAFE”) and Emerging Markets Index (“MSCI EM”).

9.
Staff Comment:  With respect to the discussion of the Fund’s Tactical Trading Strategies, please revise the following statement to meet the plain English requirements of Form N-1A, or alternatively provide a detailed explanation of the Advisor’s overlay strategy: “The overlay strategy designed by the Advisor that is used in conjunction with the International/Emerging Markets strategy is an example of such an approach.”

Response:  The Trust responds by revising the applicable disclosure to read as follows:

The overlay strategy designed by the Advisor may be used at times to mitigate long market exposure in risky asset classes in the Fund during adverse market conditions.  This strategy’s objective is to identify when markets are not trending upward and thus not productive for short-term exposure.  In this situation, this strategy is implemented and temporarily offsets the underlying exposure until market conditions improve.

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies

10.	Staff Comment: Please make conforming changes to the Fund’s Item 9 disclosures based on the Trust’s responses to the Staff’s Comments 2-9.

Response: The Trust responds by making conforming changes to the Item 9 disclosure based on the responses to Comments 2-9 above.

Prospectus – Management of the Fund – Portfolio Managers –Sub-Advisors

11.
Staff Comment: Please remove the following statement from the paragraph for Mr. Brynjolfsson, as it is based on opinion and is not a factual statement: “Mr. Brynjolfsson is regarded as one of the world’s foremost authorities on inflation linked investing”.

Response: The Trust responds by revising the sentence as follows:

“Mr. Brynjolfsson has written several books on the topic of inflation linked investing, and worked with the US Treasury to design the TIPS market in 1996.”

Statement of Additional Information – Management – Board Leadership Structure

12.
Staff Comment:  Pursuant to the requirements of Item 17(b)(1) of Form N-1A, please revise disclosure in this section to indicate why the Trust has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. In addition, discuss the effect that the Board’s role in the risk oversight of the Fund has on the Board’s leadership structure.

Response: The applicable disclosure has been revised to read as follows:

Board Leadership Structure
The Trust is a multiple series trust comprised of individual series, or mutual funds, managed by unaffiliated investment advisers.  The Board of Trustees is comprised of three Independent Trustees – Dr. Michael D. Akers, Mr. Gary A. Drska and Mr. Jonas B. Siegel – and one Interested Trustee – Mr. Joseph C. Neuberger.  The Trust’s Chairman, Mr. Neuberger, is an interested person of the Trust by virtue of the fact that he is an interested person of Quasar Distributors, LLC, which acts as principal underwriter to many of the Trust’s underlying funds.  Mr. Neuberger also serves as the Trust’s President and the Executive Vice President of the Trust’s administrator.  The Trust has not appointed a lead Independent Trustee.

The Board of Trustees has established three standing committees – the Audit Committee, the Nominating Committee and the Valuation Committee.  All Independent Trustees are members of the Audit Committee and the Nominating Committee.  Inclusion of all Independent Trustees as members of the Audit Committee and the Nominating Committee allows all such Trustees to participate in the full range of the Board of Trustees’ oversight duties, including oversight of risk management processes.

In accordance with the fund governance standards prescribed by the SEC under the 1940 Act, the Independent Trustees on the Nominating Committee select and nominate all candidates for Independent Trustee positions.  Each Trustee was appointed to serve on the Board of Trustees because of his experience, qualifications, attributes and/or skills as set forth in the subsection “Director Qualifications” below.  The Board of Trustees reviews its leadership structure regularly.  The Board of Trustees believes that the structure described above facilitates the orderly and efficient flow of information to the Trustees from the officers of the Trust, the advisers of the funds that comprise the Trust and other service providers, and facilitates the effective evaluation of the risks and other issues, including conflicts of interest, that may impact the Trust as a whole as well as the funds individually.  The Board of Trustees believes that the orderly and efficient flow of information and the ability of the Board of Trustees to bring each Trustee’s experience and skills to bear in overseeing the Trust’s operations is important given the characteristics and circumstances of the Trust, including: the unaffiliated nature of each investment adviser and the fund(s) managed by such adviser; the number of funds that comprise the Trust; the variety of asset classes that those funds reflect; the net assets of the Trust; the committee structure of the Trust; and the independent distribution arrangements of each of the Trust’s underlying funds.  For these reasons, the Board of Trustees believes that it’s leadership structure is appropriate.

The Board of Trustees’ role is one of oversight rather than day-to-day management of any of the Trust’s underlying funds.  The Trust’s Audit Committee assists with this oversight function.  The Board of Trustees’ oversight extends to the Trust’s risk management processes.  Those processes are overseen by Trust officers, including the President, the Treasurer, the Secretary and Chief Compliance Officer (“CCO”), who regularly report to the Board of Trustees on a variety of matters at Board meetings.

Investment advisers managing the Trust’s underlying funds report to the Board of Trustees, on a regular and as-needed basis, on actual and possible risks affecting the Trust’s underlying funds.  These investment advisers report to the Board of Trustees on various elements of risk, including investment, credit, liquidity, valuation, operational and compliance risks, as well as any overall business risks that could impact the Trust’s underlying funds.

The Board of Trustees has appointed the CCO, who reports directly to the Board of Trustees and who participates in its regular meetings.  In addition, the CCO presents an annual report to the Board of Trustees in accordance with the Trust’s compliance policies and procedures.  The CCO, together with the Trust’s Treasurer and Secretary, regularly discusses risk issues affecting the Trust and its underlying funds during Board of Trustee meetings.  The CCO also provides updates to the Board of Trustees on the operation of the Trust’s compliance policies and procedures and on how these procedures are designed to mitigate risk.  Finally, the CCO and/or other officers of the Trust report to the Board of Trustees in the event that any material risk issues arise in between Board meetings.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers